UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Itaú CorpBanca

(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

21987A209 (Sponsored ADR)**
(CUSIP Number)

Mark F. Veblen
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Tel: (212) 403-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 10, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing 1,500 common shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21987A209 (Sponsored ADRs)

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Itaú Unibanco Holding S.A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 115,039,610,411
	8	SHARED VOTING POWER 226,762,973,670 (see Item 4 and 5)
	9	SOLE DISPOSITIVE POWER 115,039,610,411
	10	SHARED DISPOSITIVE POWER 85,927,213,215 (see Item 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 341,802,584,081 (see Item 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.7% (see Item 4 and 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

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CUSIP No. 21987A209 (Sponsored ADRs)

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ITB Holding Brasil Participações Ltda.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 62,567,655,359
	8	SHARED VOTING POWER 85,927,213,215 (see Item 4 and 5)
	9	SOLE DISPOSITIVE POWER 57,008,875,206
	10	SHARED DISPOSITIVE POWER 85,927,213,215 (see Item 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 85,927,213,215 (see Item 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8% (see Item 4 and 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

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Item 1.	Security and Issuer.

This Amendment No. 5 supplements and amends the Schedule 13D filed on July 7, 2014 (the “Initial Schedule 13D”), as amended on June 26, 2015, on April 19, 2016, on January 27, 2017 and on March 4, 2019 (as so amended, the “Schedule 13D”) by the Reporting Persons (as defined below) (such Schedule 13D, as further amended, this “Statement”) relating to the Common Shares, no par value per share (the “Common Stock”), of Itaú CorpBanca, a company formed in the Republic of Chile (the “Issuer”). The Issuer’s principal executive offices are located at Rosario Norte 660, Las Condes, Santiago, Chile. Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Statement shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background.

(a) – (c) This Schedule 13D is being filed by (together the “Reporting Persons”):

(i)     Itaú Unibanco Holding S.A., a company organized under the laws of Brazil (“Itaú Parent”). Itaú Parent is the holding company of a Brazilian financial group; and

(ii)    ITB Holding Brasil Participações Ltda. (“ITB”).

The principal business address for each of the Reporting Persons is Praça Alfredo Egydio de Souza Aranha, 100, Olavo Setubal Tower, piso PI, 04344-902, São Paulo, SP, Brazil.

Itaú Parent is the controlling shareholder of ITB. Itaú Parent is controlled by IUPAR – Itaú Unibanco Participações S.A., a holding company organized under the laws of Brazil (“IUPAR”). IUPAR is jointly controlled by (i) Itaúsa – Investimentos Itaú S.A. (“Itaúsa”), a holding company organized under the laws of Brazil, and (ii) Companhia E. Johnston de Participações (“E. Johnston” and, together with IUPAR and Itaúsa, the “Controlling Shareholders”), a holding company organized under the laws of Brazil. Each of the Controlling Shareholders is in the business of investing in securities. The principal business address for each of the Controlling Shareholders is: IUPAR – Praça Alfredo Egydio de Souza Aranha, 100, Olavo Setubal Tower, 04344-902, São Paulo, SP, Brazil; Itaúsa – Avenida Paulista, 1938, 5th floor, 01310-200, São Paulo, SP, Brazil; and E. Johnston – Rodovia Washington Luiz (SP 301), km 307, Matão, SP, Brazil.

Attached as Annex A hereto and incorporated herein by reference is a list containing the (i) name, (ii) residence or business address, (iii) present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, and (iv) citizenship, in each case of each director and executive officer of the Reporting Persons and the Controlling Shareholders, as applicable (the “Instruction C Information”).

(d)          During the last five years, the Reporting Persons have not and, to the knowledge of the Reporting Persons, no Controlling Shareholder or person listed on Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the last five years, the Reporting Persons have not and, to the knowledge of the Reporting Persons, no Controlling Shareholder or person listed on Annex A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           See Annex A for citizenship of each director and executive officer of the Reporting Persons and the Controlling Shareholders.

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Nothing in this Statement shall be construed as an admission that any transaction described herein took place in the United States or that Section 13(d) of the Exchange Act applies extraterritorially to any of the Reporting Persons.

Item 3.	Source and Amount of Funds.

Item 3 of the Schedule 13D is hereby amended by adding the following paragraphs:

On September 10, 2020, ITB acquired from Compañía Inmobiliaria y de Inversiones SAGA SpA (“Saga”) 5,558,780,153 shares of Common Stock, for an aggregate purchase price of CL$33,138,103,833. The source of funds for the acquired shares was cash from ITB.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding before the last paragraph thereof the following:

On September 10, 2020, ITB acquired from Saga 5,558,780,153 shares of Common Stock. The sale was for an aggregate sales price of CL$33,138,103,833, pursuant to the terms of a Share Purchase Agreement between the parties dated as of September 10, 2020 (the “2020 Share Purchase Agreement”). Saga sold the shares in accordance with the terms of the Itaú Shareholders Agreement, pursuant to which Saga had validly exercised a put option to sell the shares to ITB, as the Itaú Shareholders Agreement was amended pursuant to a Waiver and Amendment, dated as of September 10, 2020 entered into by and among Itaú Unibanco Holding S.A., Corp Group Banking S.A., Corp Group Interhold SpA, Inversiones Gasa Limitada, Corp Group Holding Inversiones Limitada and SAGA (the “2020 Waiver/Amendment”). In accordance with the terms of the Itaú Shareholders Agreement, as amended by the 2020 Waiver/Amendment, and the 2020 Share Purchase Agreement, Saga will be entitled to repurchase the aforementioned shares of Common Stock at any time and from time to time until April 8, 2024, at an agreed upon formula price.

The foregoing descriptions of the 2020 Share Purchase Agreement, the Itaú Shareholders Agreement and the 2020 Waiver/Amendment are not intended to be complete and are qualified in their entirety by reference to the 2020 Share Purchase Agreement, the Itaú Shareholders Agreement and the 2020 Waiver/Amendment, copies of which are filed as Exhibits to the Schedule 13D and incorporated herein by reference.

Item 4 of the Schedule 13D is hereby further amended by adding the after the last paragraph thereof the following:

An affiliate of the Reporting Persons, Itaú Unibanco S.A., Nassau Branch, is the lender under a Credit Facility Agreement, dated January 29, 2014, as amended on August 5, 2015, May 16, 2016, April 15, 2019, and April 9, 2020 (the “Credit Facility Agreement”), with an affiliate of Corp Group as borrower pursuant to which approximately $805 million was outstanding on April 9, 2020 and 84,639,464,489 shares of the Issuer that are directly held by Corp Group have been pledged as security because Corp Group is guarantor.  Corp Group has recently publicly disclosed that as a result of its liquidity limitations and the challenges posed by its debt service obligations, it is conducting an in-depth review and analysis of its capital structure, considering all options and alternatives with respect to its outstanding debt obligations. Such matters could result in, among other things, shares of the Issuer being disposed of by Corp Group to third parties or to the Reporting Persons or their affiliates as a result of enforcement of rights under the pledges, through privately negotiated transactions, or otherwise.  The Reporting Persons can provide no assurances as to the results of such matters and undertake no obligation to make additional disclosures in connection therewith except to the extent required by law.

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Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety by the following:

(a) – (b) The responses of the Reporting Persons to Rows 7-13 of the cover page of this Statement are incorporated herein by reference. The information contained in Item 4 above is incorporated herein by reference. The Reporting Persons and their subsidiaries collectively directly own an aggregate of 200,966,823,626 shares of Common Stock representing approximately 39.2% of the shares of Common Stock issued and outstanding, which is described in more detail in the following paragraph. By virtue of certain provisions relating to voting in the Itaú Shareholders Agreement, Itaú Parent may be deemed to beneficially own and have shared voting control over the 140,835,760,455 shares of Common Stock directly owned by Corp Group Banking, S.A. (“Corp Group”) and Saga that are subject to the Itaú Shareholders Agreement. As a result, the Reporting Persons have collectively reported beneficial ownership of 341,802,584,081 shares of Common Stock representing approximately 66.7% of the shares of Common Stock issued and outstanding.

Itaú Parent directly owns 115,039,620,411 shares of Common Stock. ITB directly owns 62,567,655,359 shares of Common Stock; 5,558,780,153 of which are subject to a repurchase right held by Saga as described in Item 4. The following subsidiaries of ITB directly own the following shares of Common Stock: (i) CGB II, SpA which holds as its sole assets 10,908,002,836 shares of Common Stock, which is subject to the repurchase right by Corp Group described in Item 4, (ii) CGB III,SpA which holds as its sole assets 1,800,000,000 shares of Common Stock, which is subject to the repurchase right by Corp Group described in Item 4, (iii) Saga II, SpA which holds as its sole assets 7,000,000,000 shares of Common Stock, which is subject to the repurchase right held by Saga as described in Item 4, and (iv) Saga III, SpA which holds as its sole assets 3,651,555,020 shares of Common Stock, which is subject to the repurchase right held by Saga described in Item 4. As a parent company, Itau may be deemed to have shared voting and dispositive power over the shares of Common Stock held by ITB and its subsidiaries and ITB may be deemed to have shared voting and dispositive power over the shares held by its subsidiaries. CGB II SpA, CGB III SpA, Saga II SpA and Saga III SpA are wholly-owned subsidiaries of ITB and none of them is deemed to beneficially own, directly or indirectly, more than 5% of the outstanding shares of Common Stock. The shares subject to a repurchase right by CGB or Saga have been reported as being subject to shared dispositive power.

By virtue of the Itaú Shareholders Agreement, the Reporting Persons and Corp Group Parent may each be deemed to be a member of a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). However, the filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons and Corp Group Parent are members of any such group. Corp Group Parent has separately made a Schedule 13D filing reporting its beneficial ownership of the shares of Common Stock held by it. Collectively, the Reporting Persons and Corp Group Parent beneficially own an aggregate of 341,802,584,081 shares of Common Stock, representing approximately 66.7% of the outstanding shares of Common Stock.

(c)          Except as disclosed herein, none of the Reporting Persons has effected any transactions in Common Stock during the past 60 days.

(d)          Not applicable.

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety by the following: The information set forth in Item 3, Item 4 and Item 5 is hereby incorporated by reference.

Item 7.	Materials to be Filed as Exhibits.

Annex A	Instruction C Information

Exhibit A	Joint Filing Agreement dated April 19, 2016, among the Reporting Persons (previously filed)

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Exhibit B	Transaction Agreement (incorporated by reference from Exhibit 10.C.1 to the Form F-20 filed by the Issuer with the SEC on May 15, 2014)

Exhibit C	Itaú Shareholders Agreement (previously filed)

Exhibit D	Amendment to Transaction Agreement (previously filed)

Exhibit E	February 2015 Policy Agreement (previously filed)

Exhibit F	February 2015 Shareholders Agreement (previously filed)

Exhibit G	Share Purchase Agreement, dated October 26, 2016, between Corp Group Banking S.A. and ITB Holding Brasil Participações Ltda. (previously filed)

Exhibit H	January 2017 Amended and Restated Transaction Agreement (previously filed)

Exhibit I	2017 Share Purchase Agreement (previously filed)

Exhibit J	2018 Share Purchase Agreement (previously filed)

Exhibit K	2020 Share Purchase Agreement

Exhibit L	2020 Waiver/Amendment

Exhibit M	Credit Facility Agreement (English translation of Spanish documents)

Exhibit N	Form of Stock Pledge under Credit Facility Agreement (English translation of Spanish documents)

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SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

ITAÚ UNIBANCO HOLDING S.A.

Dated: November 23, 2020	By:	/s/ Milton Maluhy Filho
		Name:	Milton Maluhy Filho
		Title:	Vice President

ITB HOLDING BRASIL PARTICPAÇÕES LTDA

By:	/s/ Alexsandro Broedel Lopes
	Name:	Alexsandro Broedel Lopes
	Title:	Officer

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ANNEX A

Itaú Unibanco Holding S.A.

Co-Chairmen of the Board of Directors:

Pedro Moreira Salles

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 3500, 4nd floor, São Paulo, SP, Brazil
Present Principal Occupation: Co-Chairman of the Board of Directors of Itaú Unibanco Holding S.A.

Roberto Egydio Setubal

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 3500, 4th floor, São Paulo, SP, Brazil
Present Principal Occupation: Co-Chairman of Itaú Unibanco Holding S.A.; Executive Vice President of Itaúsa S.A.

Vice-President of the Board of Directors:

Ricardo Villela Marino

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 3500, 4th floor, São Paulo, SP, Brazil
Present Principal Occupation: Vice-President of the Board of Directors of Itaú Unibanco Holding S.A.

Members of the Board of Directors:

Alfredo Egydio Setubal

Citizenship: Brazilian

Business Address: Av. Paulista, 1938, 5th floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A.; Vice Chairman of the Board of Directors and Chief Executive Officer and Investors Relations of Itaúsa S.A.

Ana Lúcia de Mattos Barretto Villela

Citizenship: Brazilian
Business Address: Rua Fradique Coutinho, 50,11th floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A.; Vice Chairman of the Board of Directors of Itaúsa S.A.

Fábio Colletti Barbosa

Citizenship: Brazilian
Business Address: Praça Gen. San Martin, 23, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A. (independent member)

Frederico Trajano Inácio Rodrigues

Citizenship: Brazilian
Business Address: Rua Amazonas da Silva, 27, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A. (independent member)

Gustavo Jorge Laboissière Loyola

Citizenship: Brazilian
Business Address: Rua Estados Unidos, 498, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A. (independent member)

1

João Moreira Salles

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 4440, 16th floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A.

José Galló

Citizenship: Brazilian
Business Address: Av. Joaquim Porto Villanova, 401, 7th floor, Porto Alegre, RS, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A. (independent member).

Marco Ambrogio Crespi Bonomi

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 3500, 4nd floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A. (independent member).

Pedro Luiz Bodin de Moraes

Citizenship: Brazilian
Business Address: Av. Ataulfo de Paiva, 1100, 2nd floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A. (independent member).

Chief Executive Officer:

Candido Botelho Bracher

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Chief Executive Officer of Itaú Unibanco Holding S.A.

Senior Vice Presidents:

Caio Ibrahim David

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 3500, 2nd floor, São Paulo, SP, Brazil
Present Principal Occupation: Senior Vice President of Itaú Unibanco Holding S.A.

Márcio de Andrade Schettini

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Senior Vice President of Itaú Unibanco Holding S.A.

Vice Presidents:

André Sapoznik

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Vice President of Itaú Unibanco Holding S.A.

Claudia Politanski

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Vice President of Itaú Unibanco Holding S.A.

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Milton Maluhy Filho

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Vice President of Itaú Unibanco Holding S.A.

Executive Officers:

Alexsandro Broedel Lopes

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Executive Officer of Itaú Unibanco Holding S.A.

Fernando Barçante Tostes Malta

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Executive Officer of Itaú Unibanco Holding S.A.

Leila Cristiane Barboza Braga de Melo

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Executive Officer of Itaú Unibanco Holding S.A.

Paulo Sergio Miron

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Executive Officer of Itaú Unibanco Holding S.A.

Officers:

Adriano Cabral Volpini

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

Álvaro Felipe Rizzi Rodrigues

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

Andre Balestrin Cestare

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

Emerson Macedo Bortoloto

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

Gilberto Frussa

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

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José Virgilio Vita Neto

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

Renato Barbosa do Nascimento

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

Renato da Silva Carvalho
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil

Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

Sergio Mychkis Goldstein

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 3400, 4th floor, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

Tatiana Grecco

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 3400, 3th floor, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

IUPAR – Itaú Unibanco Participacões S.A.

Members of the Board of Directors:

Ricardo Egydio Setubal

Citizenship: Brazilian
Business Address: Av. Paulista, 1938, 5th floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaúsa S.A.

Alternate: Alfredo Egydio Setubal

Citizenship: Brazilian

Business Address: Av. Paulista, 1938, 5th floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A.; Vice Chairman of the Board of Directors and Chief Executive Officer and Investors Relations of Itaúsa S.A.

Alfredo Egydio Arruda Villela Filho

Citizenship: Brazilian
Business Address: Av. Santo Amaro, 48, 9th floor, São Paulo, SP, Brazil
Present Principal Occupation: Executive Vice President of Itaúsa S.A.

Alternate: Ana Lúcia de Mattos Barretto Villela

Citizenship: Brazilian
Business Address: Rua Fradique Coutinho, 50,11th floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A.; Vice Chairman of the Board of Directors of Itaúsa S.A.

Fernando Roberto Moreira Salles

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 4440, 16th floor, São Paulo, SP, Brazil
Present Principal Occupation: Chairman of the Board of Directors of Brazil Warrant Administração de Bens e Empresas S.A.

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Alternate: Walther Moreira Salles Junior

Citizenship: Brazilian
Business Address: Rua Aníbal de Mendonça, 151, Rio de Janeiro, RJ, Brazil
Present Principal Occupation: Movie director

Pedro Moreira Salles

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 3500, 4nd floor, São Paulo, SP, Brazil
Present Principal Occupation: Co-Chairman of the Board of Directors of Itaú Unibanco Holding S.A.

Alternate: João Moreira Salles

Citizenship: Brazilian
Business Address: Rua Aníbal de Mendonça, 151, Rio de Janeiro, RJ, Brazil
Present Principal Occupation: Publisher

Officers:

Demosthenes Madureira de Pinho Neto

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 4440, 16th floor, São Paulo, SP, Brazil
Present Principal Occupation: Chief Executive Officer of Brasil Warrant Administração de Bens e Empresas S.A.

João Moreira Salles

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 4440, 16th floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A.

Roberto Egydio Setubal

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 3500, 4th floor, São Paulo, SP, Brazil
Present Principal Occupation Co-Chairman of Itaú Unibanco Holding S.A.; Executive Vice President of Itaúsa S.A.

Ricardo Villela Marino

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 3500, 4th floor, São Paulo, SP, Brazil
Present Principal Occupation: Vice-President of the Board of Directors of Itaú Unibanco Holding S.A.

Itaúsa S.A.

Members of the Board of Directors:

Alfredo Egydio Setubal

Citizenship: Brazilian

Business Address: Av. Paulista ,1938, 5th floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A.; Vice Chairman of the Board of Directors and Chief Executive Officer and Investors Relations of Itaúsa S.A.

Ana Lúcia de Mattos Barretto Villela

Citizenship: Brazilian
Business Address: Rua Fradique Coutinho, 50,11th floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A.; Vice Chairman of the Board of Directors of Itaúsa S.A.

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Henri Penchas

Citizenship: Brazilian
Business Address: Av. Paulista, 1938, 5th floor, São Paulo, SP, Brazil
Present Principal Occupation: Chairman of the Board of Directors of Itaúsa S.A.

Paulo Setubal Neto

Citizenship: Brazilian
Business Address: Rua Hungria, 888, 12 floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaúsa S.A.

Rodolfo Villela Marino

Citizenship: Brazilian
Business Address: Av. Paulista, 1938, 5th floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors and Executive Vice President of Itaúsa S.A.

Victório Carlos De Marchi

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 3900, 11th floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaúsa S.A.

Alternate: Ricardo Egydio Setubal

Citizenship: Brazilian
Business Address: Av. Paulista, 1938, 5th floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaúsa S.A.

Alternate: Ricardo Villela Marino

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 3500, 4th floor, São Paulo, SP, Brazil
Present Principal Occupation: Vice-President of the Board of Directors of Itaú Unibanco Holding S.A.

Alternate: Edson Carlos De Marchi

Citizenship: Brazilian
Business Address: Rua Inhambu, 66, Ap. 31, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaúsa S.A.

Officers:

Alfredo Egydio Arruda Villela Filho

Citizenship: Brazilian
Business Address: Av. Santo Amaro, 48, 9th floor, São Paulo, SP, Brazil
Present Principal Occupation: Executive Vice President of Itaúsa S.A.

Alfredo Egydio Setubal

Citizenship: Brazilian

Business Address: Av. Paulista, 1938, 5th floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A.; Vice Chairman of the Board of Directors and Chief Executive Officer and Investors Relations of Itaúsa S.A.

Roberto Egydio Setubal

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 3500, 4th floor, São Paulo, SP, Brazil
Present Principal Occupation Co-Chairman of Itaú Unibanco Holding S.A.; Executive Vice President of Itaúsa S.A.

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Rodolfo Villela Marino

Citizenship: Brazilian
Business Address: Av. Paulista, 1938, 5th floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors and Executive Vice President of Itaúsa S.A.

Seniors Managers:

Frederico de Souza Queiroz Pascowitch

Citizenship: Brazilian
Business Address: Av. Paulista, 1938, 5th floor, São Paulo, SP, Brazil
Present Principal Occupation: Managing Director of Itaúsa S.A.

Maria Fernanda Ribas Caramuru

Citizenship: Brazilian
Business Address: Av. Paulista, 1938, 5th floor, São Paulo, SP, Brazil
Present Principal Occupation: Managing Director of Itaúsa S.A.

Priscila Grecco Toledo

Citizenship: Brazilian
Business Address: Av. Paulista, 1938, 5th floor, São Paulo, SP, Brazil
Present Principal Occupation: Managing Director of Itaúsa S.A.

Companhia E. Johnston de Participações

Members of the Board of Directors:

Fernando Roberto Moreira Salles

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 4440, 16th floor, São Paulo, SP, Brazil
Present Principal Occupation: Chairman of the Board of Directors of Brasil Warrant Administração de Bens e Empresas S.A.

João Moreira Salles

Citizenship: Brazilian
Business Address: Rua Aníbal de Mendonça, 151, Rio de Janeiro, RJ, Brazil
Present Principal Occupation: Publisher

Pedro Moreira Salles

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 3500, 4nd floor, São Paulo, SP, Brazil
Present Principal Occupation: Co-Chairman of the Board of Directors of Itaú Unibanco Holding S.A.

Walther Moreira Salles Júnior

Citizenship: Brazilian
Business Address: Rua Aníbal de Mendonça, 151, Rio de Janeiro, RJ, Brazil
Present Principal Occupation: Movie director

Officers:

Demosthenes Madureira de Pinho Neto

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 4440, 16th floor, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Brasil Warrant Administração de Bens e Empresas S.A.

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Marcia Maria Freitas de Aguiar

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 4440, 16th floor, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Brasil Warrant Administração de Bens e Empresas S.A.

Mauro Agonilha

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 4440, 16th floor, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Brasil Warrant Administração de Bens e Empresas S.A.

Pedro Moreira Salles

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 3500, 4nd floor, São Paulo, SP, Brazil
Present Principal Occupation: Co-Chairman of the Board of Directors of Itaú Unibanco Holding S.A.

ITB Holding Brasil Participações Ltda.

Officers:

Alexsandro Broedel Lopes

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Executive Officer of Itaú Unibanco Holding S.A.

Andre Balestrin Cestare

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 3500, 2nd floor, São Paulo, SP, Brazil

Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

Carlos Henrique Donegá Aidar

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Itaú Unibanco S.A.

Renato da Silva Carvalho
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil

Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

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